Filed Pursuant to Rule 433

Registration Statement No. 333-137976

February 6, 2007

Statement Regarding Free Writing Prospectus

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 800-221-1037 or 866-718-1649. You can access the prospectus directly by clicking on http://www.sec.gov/Archives/edgar/data/1377630/000119312507020734/ds1a.htm.

This free writing prospectus amends certain information contained in a preliminary prospectus dated January 25, 2007, primarily to reflect:

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the current status of negotiations with our founding members with respect to digital cinema matters, an amended and restated software license agreement; and National CineMedia, LLC’s amended and restated operating agreement;

•	the current status of negotiations with the lenders with respect to the new senior secured credit facility;

•	additional detail regarding the tax receivable agreement;

•	additional detail regarding the preferred membership units to be issued by National CineMedia, LLC in a non-cash recapitalization; and

•	updating or clarifying changes to the description of Kurt C. Hall’s Employment Agreement and the Principal Stockholders tabular disclosure.

National CineMedia, Inc.’s application to list its shares of common stock on the Nasdaq Global Market has been approved.

The preliminary prospectus dated January 25, 2007, has been amended to include the information contained herein and may be accessed as described above. If the terms described in the preliminary prospectus dated January 25, 2007, are inconsistent with those described herein, the terms described herein shall control.

Digital Cinema

On June 28, 2006, we announced the hiring of Travis Reid, former president and chief executive officer of Loews, as a consultant to lead our effort to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema (distribution of feature films in a digital format rather than a 35 mm format). We also engaged J.P. Morgan Securities Inc. to assist with structuring the financing. We expect that our consulting agreement with Mr. Reid and engagement letter with J.P. Morgan Securities will be assigned to a new entity to be formed and owned by our founding members. Neither NCM Inc. nor any of our subsidiaries will have an ownership interest in this new entity. Future digital cinema developments will be managed by this new entity and are thus subject to the approval of our founding members. We are discussing with our founding members what role, if any, we will have in providing services to this new entity, either on a transitional or an ongoing basis. The terms of any such services will be subject to the approval of our audit committee, or another committee comprised entirely of independent members of our board. Our provision of services to this venture, if any, could provide us with several benefits, including additional revenue from the digital cinema services agreement and possibly provide us with the ability to integrate the operational and technological needs of our advertising and digital programming events businesses into the digital cinema systems that may be deployed into theatres, if we and the founding members choose that strategy.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and meetings and events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. The contribution of the net assets by AMC and Regal was accounted for at historical costs. Under GAAP, RCM and NCN are considered to be the joint predecessors of NCM LLC. NCM LLC commenced operations on April 1, 2005. On July 15, 2005, Cinemark, through a wholly-owned subsidiary, joined NCM LLC as a founding member. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006 (subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006). As a result, revenue from the sale of advertising for Cinemark’s screens are only reflected in NCM LLC’s unaudited historical statements of operations subsequent to January 1, 2006. On January 26, 2006, AMC acquired the Loews theatre circuit. The Loews screens will become part of our national advertising network on an exclusive basis beginning on June 1, 2008, following the expiration of Loews’ pre-existing contract with another cinema advertising provider. The Loews theatres will be subject to the following: (i) during the period beginning on June 1, 2008 through November 30, 2008, the run-out of on-screen advertising and entertainment content and (ii) during the period beginning on December 1, 2008 through February 28, 2009, the right of the prior advertising provider to up to one minute of advertising inventory during the pre-feature show, in each case, for pre-existing contractual obligations that exist on May 31, 2008. In accordance with a Loews screen integration agreement between us and AMC, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis. Effective as of January 5, 2007, NCM LLC re-allocated the common membership units in NCM LLC among the founding members to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units allocated to AMC was calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding member theatres. These Loews payments will be made on a quarterly basis in arrears until May 31, 2008, and, for accounting purposes, will be recorded in members’ equity and will not be reflected in NCM LLC’s statements of operations.

The following (i) unaudited pro forma condensed consolidated statements of operations for the year ended December 29, 2005, the three and nine months ended September 28, 2006, and (ii) the unaudited pro forma condensed consolidated balance sheet at September 28, 2006, present the consolidated results of operations and financial position of NCM Inc. assuming the transactions discussed below had been completed and the material changes to contractual arrangements discussed below, which will occur in connection with the completion of the offering and related transactions described in this prospectus, had become effective as of December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the historical adjustments listed below and the transaction adjustments listed below on the historical financial information of NCM Inc. The adjustments as set forth below are described in detail in the notes to the unaudited pro forma condensed consolidated statements of operations and the unaudited pro forma condensed consolidated balance sheet and principally include the matters set forth below.

The contractual adjustments include adjustments to reflect:

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the terms of the exhibitor services agreements to be entered into in connection with the completion of this offering (as further described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Exhibitor Services Agreements”), which are included herein due to the significant business and financial differences from our current contractual arrangements with our founding members and which will have ongoing material significance to our results of operations, as compared to our historical results of operations, in that they (i) assign legacy contracts to NCM

LLC, (ii) make additional inventory of lobby promotions, CineMeetings and digital programming events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments with their beverage concessionaires and (iv) change the circuit share expense to the theatre access fee, resulting in lower payments to our founding members;

•	adjustments to income tax provisions to account for NCM LLC’s status as a limited liability company; and

•	the elimination of non-recurring restructuring charges at NCN relating to the formation of NCM LLC.

Legacy contracts are those advertising contracts entered into by RCM and NCN prior to the formation of NCM LLC.

The transaction adjustments result from:

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the completion of the non-cash recapitalization of NCM LLC pursuant to which (i) NCM LLC will split the number of outstanding common membership units so that a common membership unit can be acquired with the proceeds from the initial offering of one share of our common stock after underwriting discounts and commissions and offering expenses and (ii) founding members of NCM LLC will receive one common membership unit and one preferred membership unit in exchange for each outstanding common membership unit;

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the completion of the offering and the use of proceeds therefrom as set forth in this prospectus, including our acquisition of 40.5% of the common membership units of NCM LLC, which will be accounted for by our expected consolidation of NCM LLC, as discussed in Note 8 to the pro forma condensed consolidated balance sheet; and

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the completion of the financing transaction, pursuant to which all the preferred membership units of NCM LLC will be redeemed from the proceeds of the term loan portion of a new senior secured credit facility.

NCM LLC will redeem all the preferred membership units in NCM LLC at an aggregate price of $698.5 million. Upon payment of such amount, each preferred unit will be cancelled and the founding members shall cease to have any rights with respect to the preferred units. The purpose for issuing the preferred membership units in connection with the non-cash recapitalization, and for subsequently redeeming all the preferred membership units in connection with the offering, is to create an efficient mechanism for distributing all the redemption proceeds to our founding members. We believe the preferred membership units create an efficient mechanism for the distribution of the redemption proceeds to our founding members because the terms of the preferred membership units are structured so that the distribution preference held by our founding members can vary depending on the eventual net proceeds of the offering (as described in “Certain Relationships and Related Party Transactions — Transactions With Founding Members — NCM LLC Operating Agreement — Recapitalization and Preferred Unit Redemption”). We also believe that the creation of the preferred membership units as part of the non-cash recapitalization clearly establishes that NCM Inc., which will acquire only common membership units in connection with the offering, will not be entitled to any portion of the redemption proceeds when the preferred membership units are subsequently redeemed.

You should read this unaudited pro forma condensed consolidated financial information together with the other information contained in this prospectus, including “Corporate History and Reorganization,” “Financing Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements and the notes thereto included elsewhere in this prospectus, and our unaudited historical interim consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of NCM Inc. and NCM LLC that would have occurred had they operated as separate, independent companies during the periods presented. The historical results of operations of NCM LLC, RCM and NCN have been significantly impacted by related party transactions, as discussed more fully in the historical financial statements included elsewhere in this prospectus, and the future operating results of NCM Inc. will also be impacted by related party transactions. Historical and pro forma results of operations and financial condition are not necessarily indicative of what would have occurred had all transactions occurred with unrelated parties. Also, the pro forma condensed consolidated financial information should not be relied upon as being indicative of NCM Inc. or NCM LLC’s results of operations or financial condition had the contractual adjustments and the transaction adjustments been completed on December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma condensed consolidated financial information also does not project the results of operations or financial position for any future period or date.

FINANCING TRANSACTION

The New NCM LLC Senior Secured Credit Facility

In connection with the completion of this offering, NCM LLC will enter into a new $805.0 million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a six-year, $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The term loan will be due on the eighth anniversary of funding, and will be used to redeem all the preferred membership units of NCM LLC for an aggregate price of $698.5 million, to pay any shortfall in the amounts owed to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements and to pay transaction expenses. The revolving credit facility will be available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the credit agreement. The revolving credit facility will be drawn upon to repay amounts outstanding under NCM LLC’s existing revolving credit facility (which were $10.0 million as of September 28, 2006) and any remaining amounts owed to the founding members under the existing exhibitor services agreements that, due to timing differences, may not be funded by receivables. A portion of the revolving credit facility will be available for letters of credit. The obligations under the senior secured credit facility will be secured by a lien on substantially all of the assets of NCM LLC and its material wholly owned subsidiaries.

Amounts payable to our founding members have historically been paid as NCM LLC collected the related accounts receivable from its customers. Approximately 30 days following the closing of this offering, NCM LLC will repay the remaining amounts owed to our founding members under the existing exhibitor services agreements (which were $43.8 million as of September 28, 2006). To the extent that such amounts have not been funded by receivables from our customers (which were $51.9 million as of September 28, 2006), we will draw upon the revolving credit facility to satisfy the amounts owed. NCM LLC will repay the amount drawn under the credit facility for this purpose as the corresponding receivables are collected. In the future, the amount outstanding under the new revolving credit facility will continue to fluctuate due to the discrepancies in timing between payables and receivables.

Borrowings under the senior secured credit facility will bear interest, at the option of the borrower, at a rate equal to an applicable margin plus either a variable base rate or a eurodollar rate. The applicable margin for the term loan facility is expected to be within a range of 0.75% to 1.00% with respect to base rate loans and within a range of 1.75% to 2.00% with respect to eurodollar loans. The applicable margin for the revolving credit facility is expected be 0.75% with respect to base rate loans and 1.75% with respect to eurodollar loans. Commencing with the third fiscal quarter in fiscal year 2008, the applicable margin for the revolving credit facility will be determined quarterly and will be subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries (to be defined in the NCM LLC credit agreement as the ratio of secured funded debt less unrestricted cash and cash equivalents, over adjusted EBITDA). Upon the occurrence of any payment default, certain amounts under the senior secured credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus 2.00% per annum.

The senior secured credit facility will contain a number of negative covenants that limit NCM LLC and its subsidiaries from, among other things, and with certain thresholds and exceptions:

•	incurring indebtedness (including guarantee obligations) or liens;

•	entering into mergers, consolidations, liquidations or dissolutions;

•	selling assets;

•	paying dividends, redeeming or repurchasing units or making other payments in respect of capital stock;

•	making investments, loans or advances;

•	making capital expenditures;

•	modifying the exhibitor services agreements, management services agreement or tax receivable agreement;

•	entering into transactions with affiliates;

•	entering into sale and leaseback transactions;

•	changing its fiscal year;

•	entering into negative pledge agreements;

•	entering into agreements restricting loans or distributions made by NCM LLC’s subsidiaries to NCM LLC; and

•	changing its line of business.

The senior secured credit facility will also require the maintenance of a quarterly financial ratio, as of the last day of any period of four consecutive fiscal quarters, with respect to maximum consolidated net senior secured leverage for NCM LLC and its subsidiaries as follows:

Fiscal Quarter	Maximum Consolidated Net Senior Secured Leverage Ratio
FQ1 2007 – FQ4 2007	7.50:1.00
FQ1 2008 – FQ4 2008	7.25:1.00
FQ1 2009 – FQ4 2009	7.00:1.00
FQ1 2010 – FQ4 2010	6.75:1.00
FQ1 2011 and thereafter	6.50:1.00

Notwithstanding the foregoing, NCM LLC shall be permitted to make quarterly dividends and other distributions in the following percentages based on the following consolidated net senior secured leverage ratios for NCM LLC and its subsidiaries (to be calculated in the NCM LLC credit agreement for this purpose as the ratio of secured funded debt less unrestricted cash and cash equivalents as of the last day of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution (after giving effect to any such distribution and incurrence of indebtedness (if any) relating thereto, provided that the aggregate amount of revolving loans included in the calculation of secured funded debt shall not exceed the revolving commitments in effect on the date of such dividend or distribution), over adjusted EBITDA as of the four fiscal quarter period ending on or immediately prior to the date of such dividend or distribution) so long as no default or event of default shall have occurred and be continuing:

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100% of “Available Cash” (to be defined in the NCM LLC credit agreement in a manner that is consistent with the comparable definition in the NCM LLC operating agreement) if such consolidated net senior secured leverage ratio is less than or equal to 6.5x.

•	75% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.0x.

•	50% of Available Cash if such consolidated net senior secured leverage ratio is less than or equal to 7.5x.

The senior secured credit facility will require mandatory prepayments of:

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100% of net cash proceeds from asset sales and insurance or condemnation recovery events that yield gross proceeds to NCM LLC or any of its subsidiaries in excess of $5 million, subject to an exception for reinvestment in productive assets (not to exceed $25 million in any fiscal year) during a reinvestment period.

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100% of net cash proceeds from any issuance by NCM LLC or its subsidiaries of debt securities or instruments pursuant to a public offering or private placement (excluding indebtedness permitted under the terms of the NCM LLC credit agreement).

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50% of excess cash flow (to be defined in the NCM LLC credit agreement as “Available Cash” less permitted cash distributions and other restricted payments, less a dollar amount to be agreed) for each fiscal year of NCM LLC, declining to 0% when consolidated net senior leverage for NCM LLC and its subsidiaries is less than 3.0X.

The senior secured credit facility will contain customary events of default, including:

•	failure to pay any principal, interest, fees, expenses or other amounts;

•	failure of any representation or warranty to be accurate in all material respects as of the date made or deemed made;

•	failure to observe any agreement, obligation or covenant included in the credit agreement or in any guaranty, pledge or security instrument;

•	judgments against NCM LLC or any of its subsidiaries in excess of certain allowances;

•	default under other indebtedness of NCM LLC or its subsidiaries in excess of a threshold amount;

•	certain ERISA events involving us or our subsidiaries;

•	bankruptcy or insolvency events involving NCM LLC or its subsidiaries;

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any guaranty, pledge or security instrument shall cease to be in full and effect or any lien created thereby shall cease to be enforceable and of the same effect and priority purported to be created thereby; and

•	a change of control (as defined in the credit agreement).

Upon the occurrence of an event of default, among other remedies available to the lenders, all outstanding loans may be accelerated and/or the lenders’ commitments may be terminated.

Employment and Other Agreements

The following is a summary of the employment agreements that are currently in effect between NCM LLC and each of the named executive officers. Upon the completion of this offering, NCM Inc. and NCM LLC will enter into new employment agreements on substantially the same terms as those discussed below with each of the named executive officers, under which NCM Inc. will be the employer and NCM LLC will be liable for any payments due to such employee.

Kurt C. Hall

On May 25, 2005, NCM LLC entered into an employment agreement with Kurt C. Hall to serve as President, Chief Executive Officer and Chairman of the Board of NCM LLC, for a term of three years. On each May 25, beginning in 2006, one year will be added to the term of the agreement. The agreement provides that Mr. Hall be paid a base salary at the rate of $625,000 per year, subject to annual increases at the discretion of the compensation committee. In addition to base salary, Mr. Hall is eligible to receive an annual cash bonus with a target bonus amount of at least 100% of his base salary and a stretch bonus amount of at least 150% of his base salary upon attainment of performance goals determined by the compensation committee. Mr. Hall will also be reimbursed for reasonable out-of-pocket expenses. If Mr. Hall is terminated from NCM LLC, for reasons other than permanent disability, death or cause, Mr. Hall will be entitled to severance equal to two times his base salary paid over 24 months and a prorated portion of any bonus he would have received in the fiscal year in which his termination occurs. Mr. Hall would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 24-month period. If Mr. Hall resigns from NCM LLC with good reason, as defined in the agreement, he will be entitled to severance equal to two times his base salary and one times his target bonus payable in a lump sum, and a prorated portion of any bonus he would have received in the fiscal year in which his resignation occurs. Mr. Hall would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 24-month period. If, within three months before or one year after a change of control, as defined in the agreement, Mr. Hall resigns for good reason or is terminated for reasons other than permanent disability, death or cause, Mr. Hall would be entitled to severance equal to two and one half times his base salary and two times his target bonus payable in a lump sum. Mr. Hall would also be entitled to a prorated portion of any bonus he would have received for the fiscal year in which the termination occurs, and would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 30-month period. Under the agreement, during his employment and for 12 months thereafter, Mr. Hall, subject to certain limitations, has agreed not to compete with NCM LLC or any of its affiliates or subsidiaries or solicit anyone who was employed by these entities. Under the agreement, Mr. Hall has also agreed not to divulge or disclose confidential information of NCM LLC or its affiliates or subsidiaries except while employed by NCM LLC, in the business of and for the benefit of NCM LLC, or as required by law.

NCM LLC Operating Agreement

Agreement in Effect Before the Completion of the Offering. The founding members are parties to an amended and restated limited liability company operating agreement dated as of July 15, 2005, as amended, which governs the operations of NCM LLC. We refer to this agreement as the current LLC agreement. Under the current LLC agreement, NCM LLC is governed by a ten-member board of directors, who qualify as “managers” for purposes of the Delaware limited liability company statute. Each of Regal, AMC and Cinemark appoints three directors, and the tenth director is NCM LLC’s chief executive officer. Each founding member’s designation rights continue for as long as that member owns Class A membership units of NCM LLC. Board actions require a majority director vote, defined as the vote of nine directors.

The current LLC agreement provides for the creation of an audit committee, compensation committee and finance committee of the board of directors. All committees must consist of at least six directors, including two directors designated by each founding member. The current LLC agreement also provides for the appointment of a chief executive officer, chief financial officer, chief technology and operations officer and chief sales and marketing officer, whose appointments must be approved by the board.

By amendment dated December 12, 2006, the current LLC agreement was amended to adjust the number of units held by each founding member to account for Cinemark’s participation in NCM LLC, including with the Century theatres, on an annualized basis for the trailing twelve months ended October 26, 2006. By amendment effective January 5, 2007, the current LLC agreement was further amended to adjust the number of units held by each founding member to account for the effective integration of the Loews screens on an annualized basis for the trailing twelve months ended December 28, 2006.

Agreement in Effect After the Offering. In connection with the completion of this offering, we and the founding members will enter into a third amended and restated limited liability company operating agreement of NCM LLC, which will become effective upon the completion of this offering. We refer to this agreement as the third restated LLC agreement.

Appointment as Manager. Under the third restated LLC agreement, we will become a member and the sole manager of NCM LLC. As the sole manager, we will be able to control all of the day to day business affairs and decision-making of NCM LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of NCM LLC and the day-to-day management of NCM LLC’s business. Furthermore, we cannot be removed as manager of NCM LLC.

Except as necessary to avoid being classified as an investment company or with the founding members’ approval, as long as we are the manager of NCM LLC our business will be limited to owning and dealing with units, managing the business of NCM LLC, fulfilling our obligations under the Exchange Act and activities incidental to the foregoing.

Founding Member Approval Rights. If any director designee to our board of directors designated by our founding members is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:

•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction that is not provided for in the budget;

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entering into or consummating any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $5 million (subject to annual adjustment based on the Consumer Price Index), except as otherwise provided in the budget, or any material modification of any such agreements or arrangements;

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entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $20 million (subject to annual adjustment based on the Consumer Price Index), or any material modification of any such agreements or arrangements;

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except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

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amending any provision of the third restated LLC operating agreement to authorize, or to issue, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

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hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with NCM LLC;

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changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the exhibitor services agreements, or services outside of the United States or Canada;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

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leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, or (y) to which the revenue or the profits attributable exceed $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statement of NCM LLC;

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entering into any agreement with respect to or consummating any acquisition of any business or assets having a fair market value in excess of $10 million (subject to annual adjustment based on the Consumer Price Index) taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

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settling claims or suits in which NCM LLC is a party for an amount that exceeds the relevant provision in the budget by more than $1 million (subject to annual adjustment based on the Consumer Price Index) or where equitable or injunctive relief is included as part of such settlement;

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entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

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entering into any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the exhibitor services agreement, or admitting to NCM LLC any new member;

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entering into, modifying or terminating any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member) that requires capital expenditures or guaranteed payments in excess of $1 million annually (subject to annual adjustment based on the Consumer Price Index);

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dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving any significant tax matters;

•	valuation determinations to be made under the third restated LLC operating agreement;

•	amending or changing certain provisions of the third restated LLC operating agreement; and

•	any expenditure by NCM LLC to replace, upgrade or modify any equipment or software owned by any of the founding members or their affiliates.

For purposes of calculating the 5% ownership thresholds discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold, but common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption or such founding member has disposed of such shares of common stock to another founding member. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units. NCM LLC common membership units held by permitted transferees of a founding member will be combined with units held by the founding member for purposes of determining whether the 5% threshold has been met, and the founding member and its permitted transferees may exercise their designation rights jointly. Permitted transferees include affiliates of the founding member and entities that are owned more than 50% by the same entity or entities that ultimately control the founding member.

Compensation. We will not be entitled to compensation for our services as manager except as provided in the management services agreement described under “—Transactions with NCM LLC” below, or as otherwise approved by a vote of the members holding a majority of the outstanding common membership units plus each founding member. We will be entitled to reimbursement by NCM LLC for our reasonable out-of-pocket expenses incurred on its behalf.

Distributions. The third restated LLC agreement provides for mandatory distributions to members of all available cash. Available cash is defined in the third restated LLC agreement to be the amount equal to:

•	NCM LLC’s EBITDA, plus

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any non-cash items of deduction or loss subtracted in determining NCM LLC’s earnings, interest income, amounts received pursuant to the Loews screen integration agreement and common unit adjustment agreement or other similar agreements, amounts contributed to NCM LLC from the exercise of options or vesting of shares for other types of equity compensation and net proceeds from the sale of NCM LLC assets, and minus

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non-cash items of interest or gain added in determining NCM LLC’s earnings, amounts paid under the exhibitor services agreements, management services agreement and common unit adjustment agreement or other similar agreements, taxes, capital expenditures, certain principal payments under the new revolving credit facility, remaining amounts owed to our founding members under the existing exhibitor services agreements, mandatory principal and interest payments and other amounts paid under funded indebtedness and other restricted funds.

Available cash will not include amounts drawn or paid under NCM LLC’s working capital line of credit. The mandatory distributions must occur quarterly.

Transfer Restrictions. The third restated LLC agreement generally permits transfers of membership units of NCM LLC, subject to limited exceptions. Any transferee of membership units must assume, by operation of law or written agreement, all of the obligations of the transferring member with respect to the transferred units, even if the transferee is not admitted as a member of NCM LLC. In the event of a transfer of membership units by a founding member, the transferee shall not have the rights and powers of a founding member (such as the right to designate directors for nomination), unless the transferee is an entity that is affiliated with the founding member or that is controlled by certain owners of the founding member.

Common Unit Redemption Right. The third restated LLC agreement provides a redemption right of the members to exchange common membership units of NCM LLC for our shares of common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalization or similar events), or at our option, a cash payment equal to the market price of one share of our common stock. If we determine to make a cash payment, the member has the option to rescind its redemption request within the specified time period. In the event of a determination to make a cash payment, we are obligated to sell to a third party a number of shares equal to the number of redeemed units, to ensure that the number of NCM LLC common units we own equals the number of our outstanding shares of common stock. Upon the exercise of the redemption right, the redeeming member will surrender common units to NCM LLC for cancellation. Pursuant to our amended and restated certificate of incorporation, we will then contribute cash or shares of our common stock to NCM LLC in exchange for an amount of newly issued common units equal to the number of units surrendered by the redeeming member. NCM LLC will then distribute the cash or shares of common stock to the redeeming member to complete the redemption.

Recapitalization and Preferred Unit Redemption Right. The third restated LLC agreement recapitalizes the Class A membership units in NCM LLC into preferred units and common units. The preferred units are entitled to a distribution of certain net proceeds of a new term loan of $725 million that is a part of our senior secured credit facility, as described under “Financing Transaction” and, to the extent that the net proceeds from this offering exceed $686.3 million, (the amount NCM LLC will pay to the founding members for their agreeing to modify our payment obligations under our exhibitor services agreements) any such excess proceeds. Upon payment of such amount, each preferred unit will be cancelled and the holders of the preferred units shall cease to have any rights as a member of NCM LLC with respect to the preferred units.

Issuance of Units upon Exercise of Options or Vesting of Other Equity Compensation. Upon the exercise of options we have issued or the vesting of shares for other types of equity compensation (such as issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from NCM LLC a number of common units equal to the number of our shares being issued in connection with the exercise of options or vesting of shares for other types of equity compensation. In consideration for such units, we will contribute to NCM LLC the consideration we received for the exercise of options or vesting of shares for other types of equity compensation.

Dissolution. The third restated LLC agreement will provide that the unanimous consent of all members holding common units will be required to voluntarily dissolve NCM LLC. In addition to a voluntary dissolution, NCM LLC will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

•	first, to pay the expenses of winding up and dissolving NCM LLC;

•	second, to pay debts and liabilities owed to creditors of NCM LLC, other than members;

•	third, to pay debts and liabilities owed to members; and

•	fourth, to the members pro rata in accordance with their percentage interests.

Confidentiality. Each member will agree to maintain the confidentiality of the NCM LLC’s intellectual property and other confidential information for a period of three years following the date of dissolution of NCM LLC or such earlier date as such member ceases to be a member. This obligation covers information provided to NCM LLC by the members and their affiliates, and excludes disclosures required by law or judicial process.

Amendment. The third restated LLC agreement may be amended by a vote of the members holding a majority of the outstanding common membership units plus each founding member. Amendments to specified provisions require the additional consent of us as manager. No amendment that would materially impair the voting power or economic rights of any outstanding common units in relation to any other outstanding class of units may be made without the consent of a majority of the affected units. No amendment that would materially impair the voting power or economic rights of any member in relation to the other members may be made without the consent of the affected member.

Indemnification. The third restated LLC agreement provides for indemnification of the manager, members and officers of NCM LLC and their respective subsidiaries or affiliates, as described in more detail under “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Tax Receivable Agreement

The following transactions are expected to have the effect of reducing the amounts NCM Inc. would otherwise pay in the future to various tax authorities as a result of increasing its proportionate share of tax basis in NCM LLC’s tangible and intangible assets:

•	As described in “Use of Proceeds,” NCM LLC’s payment of $686.3 million to the founding members for their agreeing to modify NCM LLC’s payment obligations under the exhibitor services agreements.

•

As described in “Use of Proceeds,” NCM LLC’s use of $698.5 million of the proceeds obtained from a term loan that is a part of NCM LLC’s new senior secured credit facility to redeem all the preferred membership units in NCM LLC held by the founding members.

•

As described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Common Unit Adjustment Agreement,” the issuance of additional common membership units in NCM LLC to a founding member in the event of net positive increase in the number of screens operated by the founding member.

•	As described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement—Common Unit Redemption Right,” the receipt of shares of common stock in NCM Inc. or cash at NCM Inc.’s election by a founding member in connection with an exercise of its right to redeem common membership units in NCM LLC held by the founding member.

In connection with the transactions described above, we intend to enter into a tax receivable agreement with the founding members that will provide for NCM Inc.’s effective payment to the founding members of 90% of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that NCM Inc. actually realizes as a result of its expected proportionate increases in tax basis, including increases attributable to payments made under the tax receivable agreement. These tax benefit payments are not conditioned upon one or more of the founding members maintaining a continued ownership interest in either NCM LLC or NCM Inc. NCM Inc. expects to benefit from the remaining 10% of cash savings, if any, that it may actually realize.

Initially, any amounts that may be paid to the founding members under the tax receivable agreement will be attributable to the first and second transactions described above and such amounts will generally be allocated in accordance with each founding member’s proportionate common membership interest in NCM LLC. Over time, any amounts that may be paid to the founding members under the tax receivable agreement may be attributable to a combination of one or more of the transactions described above, and the allocation of such amounts will depend on whether and to what extent any founding member has participated in either the third or fourth transaction described above, or possibly both such transactions.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM Inc.’s actual income and franchise tax liability to the amount of such taxes that NCM Inc. would have been required to pay had there been no increase in NCM Inc.’s proportionate share of tax basis in NCM LLC’s tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM Inc.’s taxable years up to and including the 30th anniversary date of the offering. The term of the tax receivable agreement will commence upon consummation of the offering and generally will continue until any utilized benefits are no longer subject to potential audit or examination by a taxing authority. The term of the tax receivable agreement may, however, be terminated at an earlier date in the event that NCM Inc. exercises its right to terminate the agreement pursuant to an early termination procedure that requires NCM Inc. to pay the founding members an agreed upon amount equal to the present value of the estimated remaining payments to be made under the agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors (including the timing of any redemptions of common membership units in NCM LLC by our founding members, the extent to which such redemptions are taxable, the trading price of shares of NCM Inc. common stock at the time of any such redemptions, and the amount and timing of our income), we expect that the payments that NCM Inc. may effectively make to the founding members could be substantial. If the Internal Revenue Service or other taxing authority were to subsequently challenge any of NCM Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the agreement require the founding members to repay to NCM Inc. an amount equal to the prior payments effectively made by NCM Inc. in respect of such disallowed cash savings, plus a proportionate share of any applicable interest and penalties. In such an event, and if a founding member is unable to make a timely repayment to NCM Inc. under the terms of the tax receivable agreement, NCM Inc. will have the ability to cause NCM LLC to offset against payments owed to the founding member. The repayment obligation is a several liability of each founding member and not a joint liability among the founding members.

If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the tax receivable agreement, we will place any subsequent tax benefit payments that would otherwise be made to the founding members into an interest-bearing escrow account until there is a final determination. We shall have full responsibility for, and sole discretion over, all NCM Inc. tax matters, including the filing and amendment of all tax returns and claims for refunds and the defense of all tax contests, subject to certain participation and approval rights held by the founding members. If one or more of the founding members was insolvent or bankrupt or otherwise unable to make payment under its repayment obligation, then our financial condition could be materially impaired.

Software License Agreement

Agreement in Effect Before the Completion of the Offering. In connection with the initial formation of NCM LLC on March 29, 2005, AMC, Regal and NCM LLC entered into a software license agreement, pursuant to which AMC and Regal licensed to NCM LLC certain software and intellectual property rights, all of which relate to NCM LLC’s delivery of on-screen content. This agreement was amended and restated on July 15, 2005, to reflect Cinemark’s participation as a founding member. We are negotiating a further amendment and restatement of the license agreement with the founding members.

Agreement in Effect After the Completion of the Offering. Certain basic terms of the proposed amended and restated license agreement are discussed below:

License to NCM LLC. Pursuant to the license agreement, AMC and Regal grant NCM LLC a perpetual, royalty free license to the technology specified in the license agreement, for use in the United States with respect to the services provided under the exhibitor services agreements. Subject to certain exceptions, the license to NCM LLC is exclusive with respect to the services provided under the exhibitor services agreements. NCM LLC may sublicense the object code of the licensed technology to exhibitors of the services (as specified in the exhibitor services agreements), to the extent necessary for those exhibitors to receive the services. Regal and AMC also grant NCM LLC a perpetual, royalty free license to the source code of the licensed technology for use in the United States. NCM LLC must keep the source code of the technology confidential.

License by NCM LLC. NCM LLC grants the founding members, subject to certain limitations, a perpetual, worldwide, royalty free license to any existing NCM LLC developments based on licensed technology, for the founding members’ purposes outside of the services that are defined in the exhibitor services agreements. NCM LLC also grants the founding members, through a new digital cinema joint venture, subject to certain limitations, a perpetual, worldwide, royalty free license to any NCM LLC developments useful for digital cinema applications. The founding members each grant to NCM LLC, subject to certain limitations, a perpetual, royalty free license to any developments of such party based on the licensed technology that has application to the services provided under the exhibitor services agreement.

Ownership. Subject to certain exceptions, NCM LLC will retain ownership of any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, the founding members each retain ownership of the licensed technology and developments by the founding members based on the licensed technology.

Exhibitor Services Agreement Termination by Founding Members. Under the license agreement, if an exhibitor services agreement with NCM LLC is terminated, that founding member will continue to have the right to use the licensed technology for the purposes specified in the license agreement.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of January 10, 2007, giving effect to the completion of this offering and the reorganization, and assuming the redemption of all of the outstanding NCM LLC common membership units in exchange for, our common stock, by:

•	each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors and nominees for director; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 38,000,000 shares of common stock and 93,850,951 NCM LLC membership units outstanding after the completion of this offering. No shares of common stock subject to options are currently exercisable or exercisable within 60 days of January 10, 2007. Unless indicated below, the address of each individual listed below is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405.

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned
Five Percent Stockholders
American Multi-Cinema, Inc.(2)	18,822,976	20.1%
Cinemark Media, Inc.(3)	14,159,437	15.1%
Madison Dearborn Capital Partners IV, L.P.(4)	14,159,437	15.1%
Regal CineMedia Holdings, LLC(5)	22,868,538	24.4%
The Anschutz Company(6)	22,868,538	24.4%
Philip F. Anschutz(6)	22,868,538	24.4%

Directors and Executive Officers
Kurt C. Hall(7)	78,947	*
Clifford E. Marks	0	0%
Gary W. Ferrera	0	0%
Thomas C. Galley	0	0%
Ralph E. Hardy	0	0%
Peter C. Brown	0	0%
Michael L. Campbell	0	0%
Lee Roy Mitchell	0	0%
Lawrence A. Goodman	0	0%
David R. Haas	0	0%
James R. Holland, Jr.	0	0%
Stephen L. Lanning	0	0%
Edward H. Meyer	0	0%
Scott N. Schneider	0	0%
All directors, nominees for director and executive officers as a group (14 persons)	78,947	*

*	Less than one percent.
(1)	NCM LLC common membership units are redeemable at any time at the option of the holder. Upon any redemption, we may choose whether to redeem the units for shares of our common stock on a one-for-one basis or for a cash payment equal to the market price of shares of our common stock. If each member of NCM LLC chose to redeem all of its NCM LLC common membership units and we elected to issue shares of our common stock in redemption of all of the units, AMC would receive 18,822,976 shares of our common stock, Cinemark would receive 14,159,437 shares of our common stock and Regal would receive 22,868,538 shares of our common stock. These share amounts would represent 20.1%, 15.1% and 24.4%, respectively, of our outstanding common stock immediately following this offering.
(2)	The address of this stockholder is 920 Main Street, Kansas City, Missouri 64105.
(3)	The address of this stockholder is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.
(4)	The address of this stockholder is Three First National Plaza, Suite 3800, Chicago, Illinois 60602. Represents beneficial ownership as of February 28, 2006 based on the Annual Report on Form 10-K filed by Cinemark, Inc. on March 28, 2006.
(5)	The address of this stockholder is 7132 Regal Lane, Knoxville, Tennessee 37918.
(6)	The address of this stockholder is 555 Seventeenth Street, Suite 2400, Denver, Colorado 80202. Represents beneficial ownership as of March 31, 2006 based on the Definitive Proxy Statement on Schedule 14A filed by Regal Entertainment Group on April 14, 2006. All of the shares shown as beneficially owned by Mr. Anschutz are held by Anschutz Company, which is controlled by Mr. Anschutz and shares voting and dispositive power with Mr. Anschutz.
(7)	Kurt C. Hall, our President, Chief Executive Officer and Chairman has expressed an interest in purchasing common stock in the offering totaling approximately $1,500,000.